NEWALTA
Better ways to manage waste

November 6, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 2, 2007;.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

SEC MAIL
RECEIVED
PROCESSING
NOV 23 2007
WASH., D.C.
161
SECTION

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta To Hold Third Quarter 2007 Conference Call

CALGARY, Alberta, Canada, November 2, 2007 – Newalta Income Fund ("Newalta") will issue results for the third quarter 2007 by press release on Wednesday, November 7, 2007 after the market closes and will hold its quarterly conference call on Thursday, November 8, 2007 at 11:00 a.m. (ET).

Newalta's management will review financial results for the third quarter of 2007. The call will be hosted by Al Cadotte, President and CEO and Ron Sifton, Executive Vice President and CFO.

To participate in the teleconference, please call 416-644-3426 or 1-800-733-7560. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, November 15, 2007, by dialing 1-877-289-8525 and using the passcode 21252636#.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

END